SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Name of Subject Company (Issuer))

BANK OF AMERICA CORPORATION, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP	06055H608
Depositary Shares, each representing a 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ	06055H806
Depositary Shares, each representing a 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN	06055H400
Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E	060505815
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1	060505633
Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS	06055H871
Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL	06055H202
Depositary Shares, each representing a 1/25th interest in a share of 4.375% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series RR	060505GB4
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series MM	060505FQ2
Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK	06053U601
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series FF	060505FL3
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5	060505583
Depositary Shares, each representing a 1/1,000th interest in a share of 5.875% Non-Cumulative Preferred Stock, Series HH	060505195
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ	060505FP4

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Ross E. Jeffries, Jr.

Deputy General Counsel and Corporate Secretary

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Richard W. Viola, Esq. Elizabeth G. Wren, Esq. McGuireWoods LLP 201 N. Tryon Street Charlotte, North Carolina 28202 (704) 343-2000	Christopher S. Schell, Esq. Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Bank of America Corporation (“Bank of America”), a Delaware corporation, and relates to 14 separate offers by BofA Securities, Inc. (“BofA Securities”), a Delaware corporation and an indirect, wholly-owned subsidiary of Bank of America, to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of BofA Securities, dated November 10, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer Documents”), up to $1.5 billion in aggregate Liquidation Preference (as defined below) (such amount, the “Maximum Aggregate Purchase Amount”) of outstanding depositary shares representing fractional interests in shares of 14 separate series of preferred stock of Bank of America, par value $.01 per share (the “Preferred Stock”) (such depositary shares, collectively, the “Depositary Shares,” and such depositary shares representing a specific series of such Preferred Stock, a “series” of Depositary Shares), as listed below, subject, if applicable, to the Series Cap for a series of Depositary Shares that may be purchased. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed to them in the Offer to Purchase.

Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offers will expire at one minute after 11:59 p.m., New York City time, on December 9, 2022, unless extended or earlier terminated (the “Expiration Date”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Bank of America Corporation. The address of Bank of America’s principal executive offices is: Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255, and its telephone number at its principal executive offices is: (704) 386-5681.

(b) Securities. Each of the subject classes of securities, the aggregate Liquidation Preference of the outstanding Depositary Shares of each such class and the number of Depositary Shares of each such class outstanding as of November 9, 2022 are as follows:

Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	Aggregate Liquidation Preference Outstanding	Number of Depositary Shares Outstanding
Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP (“Series PP Depositary Shares”)	$915,000,000	36,600,000
Depositary Shares, each representing a 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ (“Series QQ Depositary Shares”)	$1,300,000,000	52,000,000
Depositary Shares, each representing a 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN (“Series NN Depositary Shares”)	$1,100,000,000	44,000,000

Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	Aggregate Liquidation Preference Outstanding	Number of Depositary Shares Outstanding
Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Depositary Shares”)	$317,265,175	12,690,607
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1 (“Series 1 Depositary Shares”)	$98,221,675	3,928,867
Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS (“Series SS Depositary Shares”)	$700,000,000	28,000,000
Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL (“Series LL Depositary Shares”)	$1,310,000,000	52,400,000
Depositary Shares, each representing a 1/25th interest in a share of 4.375% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series RR (“Series RR Depositary Shares”)	$1,750,000,000	1,750,000
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series MM (“Series MM Depositary Shares”)	$1,100,000,000	1,100,000
Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK (“Series KK Depositary Shares”)	$1,397,500,000	55,900,000
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series FF (“Series FF Depositary Shares”)	$2,350,000,000	2,350,000
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5 (“Series 5 Depositary Shares”)	$421,677,000	16,867,080
Depositary Shares, each representing a 1/1,000th interest in a share of 5.875% Non-Cumulative Preferred Stock, Series HH (“Series HH Depositary Shares”)	$854,000,000	34,160,000
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ (“Series JJ Depositary Shares”)	$1,000,000,000	1,000,000

(c) Trading Market and Price. The information set forth in the Offer to Purchase in Section 7, “Historical Price Range of the Depositary Shares,” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) The information set forth under Item 2(a) above and in the Offer to Purchase in Section 9, “Certain Information Concerning BofA Securities and Bank of America,” with respect to Bank of America, is incorporated herein by reference. Bank of America is the filing person.

As required by General Instruction C to Schedule TO, the following persons are the directors of Bank of America:

Name	Position
Brian T. Moynihan	Director
Sharon L. Allen	Director
José E. Almeida	Director
Frank P. Bramble, Sr.	Director
Pierre J.P. de Weck	Director
Arnold W. Donald	Director
Linda P. Hudson	Director
Monica C. Lozano	Director
Lionel L. Nowell, III	Director
Denise L. Ramos	Director
Clayton S. Rose	Director
Michael D. White	Director
Thomas D. Woods	Director
R. David Yost	Director
Maria T. Zuber	Director

As required by General Instruction C to Schedule TO, the following persons are the executive officers of Bank of America:

Name	Title
Brian T. Moynihan	Chair of the Board, Chief Executive Officer and President
Dean C. Athanasia	President, Regional Banking
Aditya Bhasin	Chief Technology & Information Officer
Darrin Steve Boland	Chief Administrative Officer
Alastair M. Borthwick	Chief Financial Officer
Sheri Bronstein	Chief Human Resources Officer
James P. DeMare	President, Global Markets
Paul M. Donofrio	Vice Chair
Geoffrey S. Greener	Chief Risk Officer
Kathleen A. Knox	President, The Private Bank
Matthew M. Koder	President, Global Corporate & Investment Banking
Bernard A. Mensah	President, International
Lauren A. Mogensen	Global General Counsel
Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms
Thomas M. Scrivener	Chief Operations Executive
Andrew M. Sieg	President, Merrill Wealth Management
Bruce R. Thompson	Vice Chair, Head of Enterprise Credit

The business address and telephone number of each of the above directors and executive officers of Bank of America is c/o Bank of America Corporation, 100 North Tryon Street, Charlotte, North Carolina 28255, telephone number (704) 386-5681.

No single person or group of persons controls Bank of America.

Item 4. Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” in Section 5, “Purchase of Depositary Shares and Payment of Purchase Price; Return of Unpurchased Depositary Shares,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” and in Section 16, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” and in Section 16, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Depositary Shares,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Depositary Shares,” and in Section 5, “Purchase of Depositary Shares and Payment of Purchase Price; Return of Unpurchased Depositary Shares,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” and in Section 5, “Purchase of Depositary Shares and Payment of Purchase Price; Return of Unpurchased Depositary Shares,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the Offer to Purchase in Section 15, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Depositary Shares,” and in Section 13, “Certain Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase in Section 9, “Certain Information Concerning BofA Securities and Bank of America,” and in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and in Section 2, “Purpose of the Offers,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 2, “Purpose of the Offers,” and Section 11, “Effects of the Offers on the Market for the Depositary Shares,” is incorporated herein by reference.

(c) Plans. Except as set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 2 “Purpose of the Offers,” and in Section 11, “Effects of the Offers on the Market for the Depositary Shares,” incorporated herein by reference, as of the date hereof, Bank of America has no plans, proposals or negotiations that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation involving Bank of America or any of its subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of Bank of America or any of its subsidiaries;

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Bank of America;

(4) any change in the present board of directors or management of Bank of America, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in the corporate structure or business of Bank of America;

(6) any class of equity securities of Bank of America, to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity securities of Bank of America becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of the obligation of Bank of America to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of Bank of America or the disposition of securities of Bank of America; or

(10) any changes in the charter, bylaws or other governing instruments of Bank of America or other actions that could impede the acquisition of control of Bank of America.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(b) Conditions. None.

(c) Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in Section 17, “Fees and Expenses,” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference is the information set forth in the Offer to Purchase in Section 14, “Certain Financial Information,” and Bank of America’s financial statements and notes thereto that were included in (i) Item 8 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 (the “Form 10-K”), and (ii) Item 1 of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on October 28, 2022 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov. Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the Offer to Purchase in Section 9, “Certain Information Concerning BofA Securities and Bank of America.”

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the headings “Certain Significant Considerations” and “Summary Term Sheet,” in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” and in Section 12, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. None.

Item 12(a). Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 10, 2022*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Retail Processing Fee Form*

(a)(1)(D)	Press Release issued on November 10, 2022*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)

The information set forth in Bank of America Corporation’s (“Bank of America” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2021, under Item 8 “Financial Statements and Supplementary Data” (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022).

(a)(5)(ii)

The information set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, under Item 1 “Financial Statements” (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022).

(b)	Not applicable

Exhibit Number	Description

(d)(1)	Tender Agreement, dated as of November 10, 2022, by and between the Company and BofA Securities, Inc.*

(d)(2)	Restated Certificate of Incorporation of the Company, including Certificates of Designation and other descriptions of outstanding series of the Company’s preferred stock, as amended and in effect on the date hereof (incorporated herein by reference to Exhibit 3.1 of the Company’s quarterly report on Form 10-Q, filed with the SEC on April 29, 2022).

(d)(3)	Deposit Agreement, dated as of October 30, 2006, by and among the Company, Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A. (collectively as Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series E Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on November 6, 2006).

(d)(4)	Deposit Agreement, dated as of November 1, 2004, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the Series 1 Preferred Stock) (incorporated herein by reference to Exhibit 4(i) of the Company’s registration statement on Form S-4/A, filed with the SEC on October 22, 2008). See Exhibit (d)(17) below for the Assignment, Assumption and Amendment of this Deposit Agreement.

(d)(5)	Deposit Agreement, dated as of March 20, 2007, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York), as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the Series 5 Preferred Stock) (incorporated herein by reference to Exhibit 4(m) of the Company’s registration statement on Form S-4/A, filed with the SEC on October 28, 2008). See Exhibit (d)(17) below for the Assignment, Assumption and Amendment of this Deposit Agreement.

(d)(6)	Deposit Agreement, dated as of March 14, 2018, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series FF Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on March 15, 2018).

(d)(7)	Deposit Agreement, dated as of July 23, 2018, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series HH Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on July 24, 2018).

(d)(8)	Deposit Agreement, dated as of June 19, 2019, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series JJ Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on June 20, 2019).

(d)(9)	Deposit Agreement, dated as of June 24, 2019, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series KK Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on June 25, 2019).

Exhibit Number	Description

(d)(10)	Deposit Agreement, dated as of September 16, 2019, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series LL Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on September 17, 2019).

(d)(11)	Deposit Agreement, dated as of January 23, 2020, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series MM Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on January 24, 2020).

(d)(12)	Deposit Agreement, dated as of October 28, 2020, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series NN Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on October 29, 2020).

(d)(13)	Deposit Agreement, dated as of January 27, 2021, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series PP Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on January 28, 2021).

(d)(14)	Deposit Agreement, dated as of October 25, 2021, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series QQ Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on October 26, 2021).

(d)(15)	Deposit Agreement, dated as of January 24, 2022, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series RR Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on January 25, 2022).

(d)(16)	Deposit Agreement, dated as of January 28, 2022, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (together, the Depository), and the holders from time to time of the depositary receipts described therein (relating to the Series SS Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form 8-A, filed with the SEC on January 31, 2022).

(d)(17)	Assignment, Assumption and Amendment Agreement, dated as of December 31, 2008, by and among the Company, Merrill Lynch and The Bank of New York Mellon (as Depositary) (incorporated herein by reference to Exhibit 4.25 of the Company’s registration statement on Form 8-A, filed with the SEC on January 2, 2009). See Exhibits (d)(4) and (d)(5) above.

(d)(18)	Indenture dated as of January 1, 1995 (for senior debt securities) between the Company (successor to NationsBank Corporation) and BankAmerica National Trust Company (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-3, filed with the SEC on February 1, 1995).

(d)(19)	First Supplemental Indenture dated as of September 18, 1998 between the Company and U.S. Bank Trust National Association (successor to BankAmerica National Trust Company) to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.3 of the Company’s current report on Form 8-K, filed with the SEC on November 18, 1998). See Exhibit (d)(18) above.

Exhibit Number	Description

(d)(20)	Second Supplemental Indenture dated as of May 7, 2001 between the Company, U.S. Bank Trust National Association, as Prior Trustee, and The Bank of New York, as Successor Trustee to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.4 of the Company’s current report on Form 8-K, filed with the SEC on June 14, 2001). See Exhibit (d)(18) above.

(d)(21)	Third Supplemental Indenture dated as of July 28, 2004 between the Company and The Bank of New York to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.2 of the Company’s current report on Form 8-K, filed with the SEC on August 27, 2004). See Exhibit (d)(18) above.

(d)(22)	Fourth Supplemental Indenture dated as of April 28, 2006 between the Company and The Bank of New York to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.6 of the Company’s registration statement on Form S-3, filed with the SEC on May 5, 2006). See Exhibit (d)(18) above.

(d)(23)	Fifth Supplemental Indenture dated as of December 1, 2008 between the Company and The Bank of New York Mellon Trust Company, N.A. (successor to The Bank of New York) to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on December 5, 2008). See Exhibit (d)(18) above.

(d)(24)	Sixth Supplemental Indenture dated as of February 23, 2011 between the Company and The Bank of New York Mellon Trust Company, N.A. to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4(ee) of the Company’s annual report on Form 10-K, filed with the SEC on February 25, 2011). See Exhibit (d)(18) above.

(d)(25)	Seventh Supplemental Indenture dated as of January 13, 2017 between the Company and The Bank of New York Mellon Trust Company, N.A. to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed with the SEC on January 13, 2017). See Exhibit (d)(18) above.

(d)(26)	Eighth Supplemental Indenture dated as of February 23, 2017 between the Company and the Bank of New York Mellon Trust Company, N.A. to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4(a) of the Company’s annual report on Form 10-K, filed with the SEC on February 23, 2017). See Exhibit (d)(18) above.

(d)(27)	Successor Trustee Agreement effective December 15, 1995 between the Company (successor to NationsBank Corporation) and First Trust of New York, National Association, as successor trustee to BankAmerica National Trust Company (incorporated herein by reference to Exhibit 4.2 of the Company’s registration statement on Form S-3, filed with the SEC on June 28, 1996).

(d)(28)	Agreement of Appointment and Acceptance dated as of December 29, 2006 between the Company and The Bank of New York Trust Company, N.A. (incorporated herein by reference to Exhibit 4(aaa) of the Company’s annual report on Form 10-K, filed with the SEC on February 28, 2007).

(d)(29)	Form of Senior Registered Note (incorporated herein by reference to Exhibit 4.12 of the Company’s registration statement on Form S-3, filed with the SEC on May 1, 2015).

(d)(30)	Form of Registered Global Senior Medium-Term Note, Series L (incorporated herein by reference to Exhibit 4.13 of the Company’s registration statement on Form S-3, filed with the SEC on May 1, 2015).

Exhibit Number	Description

(d)(31)	Form of Master Registered Global Senior Medium-Term Note, Series L (incorporated herein by reference to Exhibit 4.14 of the Company’s registration statement on Form S-3, filed with the SEC on May 1, 2015).

(d)(32)	Form of Registered Global Senior Medium-Term Note, Series M (incorporated herein by reference to Exhibit 4.2 of the Company’s current report on Form 8-K, filed with the SEC on January 13, 2017).

(d)(33)	Form of Master Registered Global Senior Medium-Term Note, Series M (incorporated herein by reference to Exhibit 4.3 of the Company’s current report on Form 8-K, filed with the SEC on January 13, 2017).

(d)(34)	Indenture dated as of January 1, 1995 (for subordinated debt securities) between the Company (successor to NationsBank Corporation) and The Bank of New York (incorporated herein by reference to Exhibit 4.5 of the Company’s registration statement on Form S-3, filed with the SEC on February 1, 1995).

(d)(35)	First Supplemental Indenture dated as of August 28, 1998 between the Company and The Bank of New York to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.8 of the Company’s current report on Form 8-K, filed with the SEC on November 18, 1998). See Exhibit (d)(34) above.

(d)(36)	Second Supplemental Indenture dated as of January 25, 2007 between the Company and The Bank of New York Trust Company, N.A. (successor to The Bank of New York) to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4.3 of the Company’s registration statement on Form S-4, filed with the SEC on March 16, 2007). See Exhibit (d)(34) above.

(d)(37)	Third Supplemental Indenture dated as of February 23, 2011 between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.) to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4(ff) of the Company’s annual report on Form 10-K, filed with the SEC on February 25, 2011). See Exhibit (d)(34) above.

(d)(38)	Fourth Supplemental Indenture dated as of February 23, 2017 between the Company and The Bank of New York Mellon Trust Company, N.A. to the indenture dated as of January 1, 1995 (incorporated herein by reference to Exhibit 4(i) of the Company’s annual report on Form 10-K, filed with the SEC on February 23, 2017). See Exhibit (d)(34) above.

(d)(39)	Indenture dated as of June 27, 2018 (for senior debt securities) between the Company and The Bank of New York Mellon Trust Company, N.A. (incorporated herein by reference to Exhibit 4.3 of the Company’s registration statement on Form S-3, filed with the SEC on June 27, 2018).

(d)(40)	Form of Registered Global Senior Medium-Term Note, Series N (prior to August 2021) (incorporated herein by reference to Exhibit 4.4 of the Company’s registration statement on Form S-3, filed with the SEC on June 27, 2018).

(d)(41)	Form of Master Registered Global Senior Medium-Term Note, Series N (prior to August 2021) (incorporated herein by reference to Exhibit 4.5 of the Company’s registration statement on Form S-3, filed with the SEC on June 27, 2018).

(d)(42)	Form of Registered Global Senior Medium-Term Note, Series N (from August 2021) (incorporated herein by reference to Exhibit 4.4 of the Company’s registration statement on Form S-3, filed with the SEC on August 2, 2021).

Exhibit Number	Description

(d)(43)	Form of Master Registered Global Senior Medium-Term Note, Series N (from August 2021) (incorporated herein by reference to Exhibit 4.5 of the Company’s registration statement on Form S-3, filed with the SEC on August 2, 2021).

(d)(44)	Indenture dated as of June 27, 2018 (for subordinated debt securities) between the Company and The Bank of New York Mellon Trust Company, N.A. (incorporated herein by reference to Exhibit 4.6 of the Company’s registration statement on Form S-3, filed with the SEC on June 27, 2018).

(d)(45)	Form of Registered Global Subordinated Medium-Term Note, Series N (prior to August 2021) (incorporated herein by reference to Exhibit 4.7 of the Company’s registration statement on Form S-3, filed with the SEC on June 27, 2018).

(d)(46)	Form of Registered Global Subordinated Medium-Term Note, Series N (from August 2021) (incorporated herein by reference to Exhibit 4.7 of the Company’s registration statement on Form S-3, filed with the SEC on August 2, 2021).

(d)(47)	NationsBank Corporation Benefit Security Trust dated as of June 27, 1990 (incorporated herein by reference to Exhibit 10(t) of the Company’s annual report on Form 10-K, filed with the SEC on March 27, 1991).(P)

(d)(48)	First Supplement to NationsBank Corporation Benefit Security Trust dated as of November 30, 1992 (incorporated herein by reference to Exhibit 10(v) of the Company’s annual report on Form 10-K, filed with the SEC on March 24, 1993).(P)

(d)(49)	NationsBank Corporation Benefit Security Trust Trustee Removal/Appointment Agreement dated as of December 19, 1995 (incorporated herein by reference to Exhibit 10(o) of the Company’s annual report on Form 10-K, filed with the SEC on March 29, 1996).(P)

(d)(50)	Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan) as amended and restated effective January 1, 2015 (incorporated herein by reference to Exhibit 10(c) of the Company’s annual report on Form 10-K, filed with the SEC on February 25, 2015).

(d)(51)	First Amendment to the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan), as amended and restated effective January 1, 2015 (incorporated herein by reference to Exhibit 10(vv) of the Company’s annual report on Form 10-K, filed with the SEC on February 24, 2016).

(d)(52)	Second Amendment to the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan), as amended and restated effective January 1, 2015 (incorporated herein by reference to Exhibit 4(c) of the Company’s registration statement on Form S-8, filed with the SEC on November 19, 2019).

(d)(53)	Third Amendment to the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan), as amended and restated effective January 1, 2015 (incorporated herein by reference to Exhibit 10.14 of the Company’s annual report on Form 10-K, filed with the SEC on February 19, 2020).

(d)(54)	Fourth Amendment to the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan), as amended and restated effective January 1, 2015 (incorporated herein by reference to Exhibit 10.15 of the Company’s annual report on Form 10-K, filed with the SEC on February 24, 2021).

(d)(55)	Bank of America Executive Incentive Compensation Plan, as amended and restated effective December 10, 2002 (incorporated herein by reference to Exhibit 10(g) of the Company’s annual report on Form 10-K, filed with the SEC on March 3, 2003).

Exhibit Number	Description

(d)(56)	Amendment to Bank of America Executive Incentive Compensation Plan, dated January 23, 2013 (incorporated herein by reference to Exhibit 10(d) of the Company’s annual report on Form 10-K, filed with the SEC on February 28, 2013).

(d)(57)	Bank of America Director Deferral Plan, as amended and restated effective January 1, 2005 (incorporated herein by reference to Exhibit 10(g) of the Company’s annual report on Form 10-K, filed with the SEC on February 28, 2007).

(d)(58)	Bank of America Director Deferral Plan, as amended and restated effective January 1, 2019 (incorporated herein by reference to Exhibit 10(f) of the Company’s annual report on Form 10-K, filed with the SEC on February 26, 2019).

(d)(59)	Bank of America Corporation Key Employee Equity Plan (formerly known as the Key Associate Stock Plan), as amended and restated effective May 6, 2015 (2015 KEEP) (incorporated herein by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed with the SEC on May 7, 2015).

(d)(60)	First Amendment to the 2015 KEEP dated December 19, 2018 (incorporated herein by reference to Exhibit 10(mm) of the Company’s annual report on Form 10-K, filed with the SEC on February 26, 2019).

(d)(61)	Second Amendment to the 2015 KEEP dated April 24, 2019 (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed with the SEC on April 24, 2019).

(d)(62)	Bank of America Corporation Equity Plan (formerly known as the Key Employee Equity Plan), as amended and restated effective April 20, 2021 (2021 BACEP) (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed with the SEC on April 22, 2021).

(d)(63)	Form of Cash-settled Restricted Stock Units Award Agreement (February 2016 and subsequent grants) under the 2015 KEEP (incorporated herein by reference to Exhibit 10(a) of the Company’s quarterly report on Form 10-Q, filed with the SEC on May 2, 2016).

(d)(64)	Form of Restricted Stock Award Agreement for Non-Employee Directors under the 2015 KEEP and the 2021 BACEP (incorporated herein by reference to Exhibit 10(h) of the Company’s annual report on Form 10-K, filed with the SEC on February 26, 2019).

(d)(65)	Form of Time-based Restricted Stock Units Award Agreement (February 2019) under the 2015 KEEP (incorporated herein by reference to Exhibit 10(a) of the Company’s quarterly report on Form 10-Q, filed with the SEC on April 26, 2019).

(d)(66)	Form of Performance Restricted Stock Units Award Agreement (February 2019) under the 2015 KEEP (incorporated herein by reference to Exhibit 10(b) of the Company’s quarterly report on Form 10-Q, filed with the SEC on April 26, 2019).

(d)(67)	Form of Time-based Restricted Stock Units Award Agreement (February 2020) under the 2015 KEEP (incorporated herein by reference to Exhibit 10.1 of the Company’s quarterly report on Form 10-Q, filed with the SEC on May 1, 2020).

(d)(68)	Form of Performance Restricted Stock Units Award Agreement (February 2020) under the 2015 KEEP (incorporated herein by reference to Exhibit 10.2 of the Company’s quarterly report on Form 10-Q, filed with the SEC on May 1, 2020).

(d)(69)	Form of Time-based Restricted Stock Units Award Agreement (February 2021) under the 2015 KEEP (incorporated herein by reference to Exhibit 10.1 of the Company’s quarterly report on Form 10-Q, filed with the SEC on April 29, 2021).

Exhibit Number	Description

(d)(70)	Form of Performance Restricted Stock Units Award Agreement (February 2021) under the 2015 KEEP (incorporated herein by reference to Exhibit 10.2 of the Company’s quarterly report on Form 10-Q, filed with the SEC on April 29, 2021).

(d)(71)	Form of Cash-settled Restricted Stock Units Award Agreement under the 2021 BACEP (incorporated herein by reference to Exhibit 10.32 of the Company’s annual report on Form 10-K, filed with the SEC on February 22, 2022).

(d)(72)	Form of Time-Based Restricted Stock Units Award Agreement under the 2021 BACEP (incorporated herein by reference to Exhibit 10.33 of the Company’s annual report on Form 10-K, filed with the SEC on February 22, 2022).

(d)(73)	Form of Performance-Based Restricted Stock Units Award Agreement under the 2021 BACEP (incorporated herein by reference to Exhibit 10.34 of the Company’s annual report on Form 10-K, filed with the SEC on February 22, 2022).

(d)(74)	Form of Phantom Restricted Stock Units Award Agreement (incorporated herein by reference to Exhibit 10.35 of the Company’s annual report on Form 10-K, filed with the SEC on February 22, 2022).

(d)(75)	ESA Retention Agreement dated March 15, 2004 between the Company and Dean C. Athanasia (incorporated herein by reference to Exhibit 10(c) of the Company’s quarterly report on Form 10-Q, filed with the SEC on April 26, 2019).

(d)(76)	Amendment to various plans in connection with FleetBoston Financial Corporation merger dated October 27, 2003 (incorporated herein by reference to Exhibit 10(v) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2004).

(d)(77)	FleetBoston Supplemental Executive Retirement Plan effective December 31, 2004 (incorporated herein by reference to Exhibit 10(r) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(78)	FleetBoston Executive Deferred Compensation Plan No. 2 effective December 16, 2003 (incorporated herein by reference to Exhibit 10(u) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(79)	FleetBoston Executive Supplemental Plan effective December 31, 2004 (incorporated herein by reference to Exhibit 10(v) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(80)	Officer’s Certificate of Global Compensation, Benefits and Shared Services Executive Regarding Wanger Divestiture (incorporated herein by reference to Exhibit 10(c) of the Company’s annual report on Form 10-K, filed with the SEC on February 25, 2011).

(d)(81)	Trust Agreement for the FleetBoston Executive Deferred Compensation Plans No. 1 and 2 dated December 17, 1997 (incorporated herein by reference to Exhibit 10(x) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(82)	Trust Agreement for the FleetBoston Executive Supplemental Plan dated June 19, 1996 (incorporated herein by reference to Exhibit 10(y) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(83)	Trust Agreement for the FleetBoston Retirement Income Assurance Plan and the FleetBoston Supplemental Executive Retirement Plan dated June 19, 1996 (incorporated herein by reference to Exhibit 10(z) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

Exhibit Number	Description

(d)(84)	FleetBoston Directors Deferred Compensation and Stock Unit Plan effective January 1, 2004 (incorporated herein by reference to Exhibit 10(aa) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(85)	BankBoston Corporation and its Subsidiaries Deferred Compensation Plan dated December 24, 2001 (incorporated herein by reference to Exhibit 10(cc) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(86)	BankBoston Director Stock Award Plan effective July 1, 1998 (incorporated herein by reference to Exhibit 10(hh) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(87)	BankBoston Corporation Directors’ Deferred Compensation Plan effective March 1, 1988 (incorporated herein by reference to Exhibit 10(ii) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(88)	BankBoston, N.A. Directors’ Deferred Compensation Plan effective March 1, 1988 (incorporated herein by reference to Exhibit 10(jj) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(89)	Description of BankBoston Director Retirement Benefits Exchange Program (incorporated herein by reference to Exhibit 10(ll) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(90)	Global amendment to definition of “change in control” or “change of control,” together with a list of plans affected by such amendment (incorporated herein by reference to Exhibit 10(oo) of the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2005).

(d)(91)	Employment Agreement dated October 27, 2003 between the Company and Brian T. Moynihan (incorporated herein by reference to Exhibit 10(d) of the Company’s registration statement on Form S-4, filed with the SEC on December 4, 2003).

(d)(92)	Cancellation Agreement dated October 26, 2005 between the Company and Brian T. Moynihan (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed with the SEC on October 26, 2005).

(d)(93)	Agreement Regarding Participation in the Fleet Boston Supplemental Executive Retirement Plan dated October 26, 2005 between the Company and Brian T. Moynihan (incorporated herein by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed with the SEC on October 26, 2005).

(d)(94)	Employment Letter dated May 1, 2008 between Merrill Lynch & Co., Inc. and Thomas K. Montag and Summary of Agreement with respect to Post-Employment Medical Coverage (incorporated herein by reference to Exhibit 10(bbb) of the Company’s annual report on Form 10-K, filed with the SEC on February 26, 2010).

(d)(95)	Securities Purchase Agreement dated August 25, 2011 between the Company and Berkshire Hathaway Inc. (including forms of the certificate of Designations, Warrant and Registration Rights Agreement) (incorporated herein by reference to Exhibit 1.1 of the Company’s current report on Form 8-K, filed with the SEC on August 25, 2011).

(g)	Not Applicable

(h)	Not Applicable

*	Filed herewith.

Item 12(b). Filing Fees.

Filing Fee Exhibit*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2022	BANK OF AMERICA CORPORATION

	By:	/s/ Ross E. Jeffries, Jr.
Name: Ross E. Jeffries, Jr.
Title: Deputy General Counsel and Corporate Secretary